UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

January 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,928,289

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,928,289

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,928,289

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 46122T102	Page 3 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,734,205

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,734,205

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,734,205

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO - trust

CUSIP No. 46122T102	Page 4 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,057,648

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
44,057,648

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,057,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 5 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
THIRD SECURITY CAPITAL PARTNERS V, LLC I.R.S. IDENTIFICATION NO.: 52-2395642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,325,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,325,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,325,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 6 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 7 of 11
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,782,622

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,782,622

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,782,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 8 of 11
This Amendment No. 6 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, and by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC (“TSCP V”), a Delaware limited liability company that is managed by Third Security, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the purchase by Kapital Joe of 1,000,000 shares of Common Stock in an underwritten public offering of 6,900,000 shares of Common Stock, including the exercise in full of the underwriters’ overallotment option, at a price per share of $12.50, on January 19, 2018 (the “Offering”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 19, 2018, Kapital Joe utilized its working capital to purchase 1,000,000 shares of Common Stock in the Offering, for an aggregate purchase price of $12,500,000, or $12.50 per share.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Kapital Joe acquired the shares disclosed hereunder for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

CUSIP No. 46122T102	Page 9 of 11
(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 120,720,505 shares of Common Stock issued and outstanding as of October 31, 2017 as disclosed in the Intrexon Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2017 and filed on November 9, 2017, increased by:  (i) 63,241 and 63,291 shares of Common Stock issued to Third Security on November 30, 2017 and December 29, 2017, respectively, pursuant to the Services Agreement by and between the Company and Third Security dated November 1, 2015 and (ii) 14,662 and 17,361 shares of Common Stock issued to Randal J. Kirk on November 30, 2017 and December 29, 2017, respectively, pursuant to the Restricted Stock Unit Agreement by and between the Company and Randal J. Kirk dated November 1, 2015; (iii) 1,207,980 shares of Common Stock issued in a private placement transaction between the Company and the RJ DOT on December 29, 2017; and (iv) 6,900,000 shares of Common Stock issued in connection with the Offering, including the exercise in full of the underwriters’ overallotment option.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	58,928,289	45.7%	58,928,289	--	58,928,289	--
R.J. Kirk Declaration of Trust	14,734,205	11.4%	14,734,205	--	14,734,205
Third Security, LLC	44,057,648	34.2%	44,057,648	--	44,057,648	--
Third Security Capital Partners V, LLC	8,325,000	6.5%	8,325,000	--	8,325,000	--
NRM VI Holdings I, LLC	13,340,645	10.3%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	7,782,622	6.0%	7,782,622	--	7,782,622	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, TSCP V, Kapital Joe, and NRM VI Holdings.  Mr. Kirk controls Third Security, which is the manager of TSCP V and Kapital Joe and which manages the manager of NRM VI Holdings.

(c)            Except as disclosed in Amendment No. 5 to the Original Schedule 13D, dated December 29, 2017 and filed on January 2, 2018, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) – (e)   Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

CUSIP No. 46122T102	Page 10 of 11
Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated as of January 22, 2018, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 11 of 11
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2018

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Joint Filing Agreement, dated as of January 22, 2018, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.